Exhibit 2.1

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

March 31, 2007

Index

Notice to Reader

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of Minco Silver Corporation have been prepared by, and are the responsibility of, the Company’s management. The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada, consistent with previous periods.

Minco Silver Corporation’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

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MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
	March 31 2007	December 31 2006

ASSETS

Current assets
Cash and cash equivalents	$53,912	$85,764
Short-term investments (Note 2)	18,543,249	20,285,576
Receivables	316,455	158,402
Prepaid expenses and deposits	33,205	34,003

Total current assets	18,946,821	20,563,745

Plant, property and equipment (Note 4)	84,316	80,519

Total assets	$19,031,137	$20,644,264

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$523,578	$1,382,322
Due to Minco China (Note 6(a))	293,666	442,404

Total current liabilities	817,244	1,824,726

Total liabilities	817,244	1,824,726
Commitments and contingencies (Notes 8 and 10)

SHAREHOLDERS' EQUITY
Share capital (Note 5(a))	21,349,237	21,266,071

Contributed surplus (Note 5(c))	5,130,498	4,694,498

Deficit accumulated during the exploration stage	(8,265,842)	(7,141,031)

Total shareholders’ equity	18,213,893	18,819,538

Total liabilities and shareholders’ equity	$19,031,137	$20,644,264
See accompanying notes to consolidated financial statements

On behalf of the Board:	“Chan-Seng Lee”	“William Meyer”
Chan-Seng Lee	William Meyer

Director Director

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MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Unaudited- Prepared by Management)
(Expressed in Canadian Dollars)
	Three months Ended March 31, 2007	Three months Ended March 31, 2006	Cumulative from August 20, 2004 (inception) to March 31, 2007

Exploration permits	$-	$-	$1,739,594
Other exploration costs (Note 3)	444,634	175,246	2,508,093
Total exploration costs	444,634	175,246	4,247,687

Administrative expenses
Accounting and audit	12,905	51,609	216,303
Amortization	3,605	4,338	21,396
Consulting	23,449	22,191	159,263
Director’s fees (Note 6 (b))	12,000	-	53,250
Foreign exchange loss (gain)	3,979	(345)	(36,152)
Investor relations	174,726	68,541	736,304
Legal	10,612	5,379	204,882
Regulatory and filing	8,654	11,146	143,888
Rent and other office expenses	64,678	62,973	500,936
Property investigation	15,667	18,846	234,502
Salaries and benefits	87,299	49,031	489,515
Stock based compensation (Note 5(d))	465,000	96,000	1,964,000

	882,574	389,709	4,688,087

Operating loss	(1,327,208)	(564,955)	(8,935,774)

Interest and sundry income	202,397	52,646	669,932

Loss for the period	(1,124,811)	(512,309)	(8,265,842)

Deficit, beginning of period	(7,141,031)	(2,883,770)	-

Deficit, end of period	$(8,265,842)	$(3,396,079)	$(8,265,842)

Loss per share - basic and diluted	$(0.04)	$(0.02)	$(0.35)

Weighted average number of common shares outstanding
- basic and diluted	30,893,493	25,227,296	23,778,531

See accompanying notes to consolidated financial statements

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MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Three months Ended March 31, 2007	Three months ended March 31, 2006	Cumulative from August 20, 2004 (inception) to March 31, 2007
Cash flows from (used in) operating activities
Net loss for the period	$(1,124,811)	$(512,309)	$(8,265,842)
Adjustment for items not involving cash:
- exploration permits	-	-	920,000
- exploration costs	-	-	63,331
- stock-based compensation (Note 5(d))	465,000	96,000	1,964,000
- amortization	3,605	4,338	21,396
- foreign exchange gain	-	-	(24,000)
Changes in non-cash working capital items:
- decrease (increase) in receivables	(158,053)	2,907	(316,455)
- decrease (increase) in prepaid expenses and deposits	798	695	(33,205)
- payment of 2nd installment of Fuwan Exploration Permit	-	-	(436,000)
- increase (decrease) in accounts payable and accrued liabilities	(858,744)	62,733	63,578

	(1,672,205)	(345,636)	(6,043,197)

Cash flows from (used in) financing activities
Proceeds from issuance of shares and warrants (Note 5(a))	54,166	62,375	24,452,404
Advances from Minco China (Note 6(a))	(148,738)	(25,984)	293,666

	(94,572)	36,391	24,746,070

Cash flows from (used in) investing activities
Acquisition of equipment	(7,402)	(4,343)	(105,712)
Decrease (increase) in short-term investments	1,742,327	345,393	(18,543,249)

	1,734,925	341,050	(18,648,961)

Increase (decrease) in cash and cash equivalents	(31,852)	31,805	53,912

Cash and cash equivalents, beginning of period	85,764	90,989	-

Cash and cash equivalents, end of period	$53,912	$122,794	$53,912

Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-	$-
Income taxes paid in cash	$-	$-	$-

See accompanying notes to consolidated financial statements

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

1.

Nature of Business and Basis of Presentation

Minco Silver Corporation was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition and exploration of silver mineral properties. At March 31, 2007, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”) owned a 45.3% equity interest in Minco Silver Corporation.

Minco Silver Corporation (the “Company”) is exploring and evaluating silver mineral properties and projects in the People’s Republic of China (“China”). The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations. The Company’s long term viability and the recoverability of amounts shown for long term assets in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 of the Company’s annual consolidated financial statements for the year ended December 31, 2006 and accordingly should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these unaudited interim consolidated financial statements. Those adjustments consist only of normal recurring adjustments. Operating results of these interim periods are not necessary indicative of result that may be expected for the full fiscal year ending December 31, 2007. These consolidated financial statements include the accounts of Minco Silver Corporation, its 100% owned subsidiary Minco Silver Ltd., and its interest in the Fuwan Property. All material inter-company accounts and transactions have been eliminated upon consolidation.

2.

Short-term Investments

As at March 31, 2007, short-term investments consist of cashable guaranteed investment certificates. The yields on these investments were 4.04% to 4.35%.

As at December 31, 2006, short-term investments consist of cashable guaranteed investment certificates and Provincial Bonds. The yields on these investments were 3.8% to 4.35%.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

3.

Mineral Interests

Guangdong Province, China

On April 16, 2004, Minco Gold entered into a preliminary joint venture agreement, superseded by a formal joint venture agreement dated September 28, 2004, with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang and Dadinggang properties.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs. The Company’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit. As the transfer occurred between a parent and wholly-owned subsidiary, these financial statements reflect the parent’s continuity of interest in the assets transferred. Accordingly, the mineral interests have been reflected retroactively in these financial statements at the parent company’s carrying value of $nil and the exploration costs incurred by the parent have also been reflected in these financial statements as an expense within exploration costs in the period from August 20, 2004 (inception) to December 31, 2004. The shares issued by the Company have been recorded at $63,331.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property. The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company has been providing all of the funding to explore and develop the Fuwan Property. On January 10, 2006, the Company and GGEDC agreed that the joint venture will no longer be pursued and the Company should assume a 100% interest in the Fuwan Property.  Consequently, the Company is now responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Property.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

3.

Mineral Interests (continued)

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of the Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. As of March 31, 2007, the Company had paid a total of approximately $1,036,000 (RMB7,231,000), representing the first two installments payable for the Fuwan Exploration Permit. The remaining installment of approximately $436,000 (RMB3,099,000), which is due on July 20, 2007, is presented in the balance sheet as part of accounts payable and accrued liabilities.

On April 7, 2005, the Company acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $219,594 (RMB1,500,000) for the three permits in September 2005.

The permit application for Dadinggang Property was approved by the Ministry of Lands and Resources in China in December 2006. The Dadinggang area, which covers the northeast extension of the Fuwan silver project, has been added to the Luoke-Jilinggang exploration permit.

The following is a summary of other exploration costs incurred by the Company:

	Three months ended March 31, 2007	Three months ended March 31, 2006	Cumulative from August 20, 2004 (inception) to March 31, 2007

Consulting fees	$ 119,484	$ 29,647	$ 544,348
Drilling	269,397	119,338	1,656,018
Labor costs	31,759	12,369	118,313
Other exploration costs	23,994	13,892	190,214
	$ 444,634	$ 175,246	$ 2,508,893

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

3.

Mineral Interests (continued)

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. Further, the Company’s interest in the silver mineralization in the Changkeng Property is dependent upon Minco Gold maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party.  In the event that Minco Gold loses or alienates any or all of its interest in the Changkeng Property, the Company’s interest in the silver mineralization underlying the Changkeng Property will be lost.

Under the terms of the above mentioned joint venture agreement, Minco Gold may earn up to a 51% interest in the joint venture provided that it invests approximately $7.4 million (RMB 51 million) in the joint venture. In the event Minco Gold ceases to make its investment contributions, its interest in the joint venture will be subject to dilution.  The Company is not responsible to Minco Gold for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng Property.  The Company will only be responsible for 51% of any commitments made by the joint venture to explore the silver deposits in the Changkeng Property.  At March 31, 2007, no such commitment has been made. (See Note 10)

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

4.

Plant, Property and Equipment

	March 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 51,591	$ 14,219	$ 37,372
Leasehold improvements	9,800	2,090	7,710
Mining equipment	1,262	352	910
Motor vehicles	32,867	5,860	27,007
Office equipment and furniture	13,288	1,971	11,317
	$ 108,808	$ 24,492	$ 84,316

	December 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 51,484	$ 11,392	$ 40,092
Leasehold improvements	8,966	1,621	7,345
Mining equipment	1,262	293	969
Motor vehicles	32,867	5,089	27,778
Office equipment and furniture	5,782	1,447	4,335
	$ 100,361	$ 19,842	$ 80,519

The Company recorded amortization of plant, property and equipment of $3,605 and $4,338 during the three months ended March 31, 2007 and 2006, respectively.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

5.

Share Capital and Special Warrants

(a)

Common Shares

Authorized:  Unlimited number of common shares without par value.

Issued:

	Shares	Amount
Balance, December 31, 2005	25,196,000	9,059,258
Share purchase warrants exercised at $1.25 per share, including $40,000 contributed surplus recognized on the issuance of warrants	111,700	179,625
Stock option exercised at $1.25 per share, including $11,000 contributed surplus recognized on the issuance of options	16,667	31,834
Common shares issued pursuant to 2006 financing (net of share issuance costs of $1,488,606)	5,528,200	14,990,354
Fair value of 2,500,000 prospectus warrants issued in connection with 2006 financing allocated to contributed surplus	-	(2,995,000)
Balance, December 31, 2006	30,852,567	21,266,071
Stock option exercised at $1.25 per share, including $29,000 contributed surplus recognized on the issuance of options	43,333	83,166
Balance, March 31, 2007	30,895,900	$ 21,349,237

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at March 31, 2007, 4,797,500 common shares were still in escrow.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

5.         Share Capital and Special Warrants (continued)

On November 17, 2006, the Company completed a public offering (the “Offering”) of 5,000,000 units at a price of $3.00 per unit for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the “Underwriters”).

On December 1, 2006, the Company completed an additional 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants (the “Warrant”) at a price of $0.40 per Warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option (the “Over-Allotment Option”) by the Underwriters. Each Warrant is exercisable at $3.45 per share until May 17, 2008.

The estimated fair value of the 2,500,000 Warrants, being $2,995,000, has been recorded in contributed surplus for the year ended December 31, 2006. The fair value of the Warrant was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.81%, dividend yield of 0% and volatility of 154%. The fair value of the additional 375,000 Warrants, being $150,000, has been recorded in contributed surplus for the year ended December 31, 2006.

The Company paid an underwriting fee of $997,738 or 6% of the proceeds from the sale of the Offering and the Over-Alloment Option, and legal and other costs in relation to the issue amounted to a total of $490,868.

(b)

Share Purchase Warrants

A summary of the status of share purchase warrants and broker options granted by the Company is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2005	279,600	$1.25
Issued	2,875,000	3.45
Exercised	(111,700)	1.25
Outstanding at December 31, 2006	3,042,900	3.34
Outstanding at March 31, 2007	3,042,900	$3.34

The warrants outstanding as at March 31, 2007 are as follows:

Warrants	Exercise Price	Expiry Date

167,900	$1.50	May 30, 2007
2,875,000	$3.45	May 17, 2008

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

5.         Share Capital and Special Warrants (continued)

(c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2005	152,498
2006 stock-based compensation expense	1,448,000
Transfer to share capital on exercise of share purchase warrants	(40,000)
Transfer to share capital on exercise of stock options	(11,000)
Fair value of 2,500,000 prospectus warrants issued in connection with 2006 financing	2,995,000
Fair value of 375,000 warrants issued in connection with Over-Allotment Option of 2006 financing	150,000
Balance at December 31, 2006	4,694,498
2007 stock-based compensation expense	465,000
Transfer to share capital on exercise of stock options	(29,000)
Balance at March 31, 2007	$ 5,130,498

(d)

Stock Options

The Company may grant options to its directors, officers, employees and service providers under its stock option plan.  The maximum number of common shares reserved for issuance is 4,000,000. The Company expenses stock options over their vesting period, with stock options typically vesting in various increments and having a maximum term of five years.

During the first quarter of 2007, the Company granted 260,000 stock options to its employees and consultants at the price of $2.70 per share. The Company recorded $465,000 of stock based compensation expense in this period. The stock options granted vest in various increments and have a term of five years.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

5.         Share Capital and Special Warrants (continued)

 A summary of the status of options granted by the Company is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2005	2,740,000	1.25
Granted	725,000	3.39
Exercised	(16,667)	1.25
Forfeited	(335,000)	1.59
Options outstanding at December 31, 2006	3,113,333	1.71
Granted	260,000	2.70
Exercised	(43,333)	1.25
Forfeited	(150,000)	2.96
Options outstanding at March 31, 2007	3,180,000	$ 1.74

The weighted average fair value of options granted during the period ended March 31, 2007 was $2.49. Each option entitles the holders to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00- $1.30	2,375,000	3.67	$1.25	758,334	$1.25
$2.80 - $3.67	805,000	4.40	$3.18	226,666	$3.20
	3,180,000	3.86	$1.74	985,000	$1.70

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

6.

Related Party Transactions

a.

Due to Minco China at March 31, 2007 was $293,666 (December 31, 2006 – $442,404), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured and non-interest bearing. The amount was repaid subsequent to the period end.

b.

In the first quarter of 2007, the Company paid consulting fees of $28,125 (March 31, 2006 – $19,600) to a director and President of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company also paid director’s fees of $12,000 to four other directors (March 31, 2006 - $nil).

c.

In the first quarter of 2007, the Company paid or accrued $16,219 (March 31, 2006 – $13,456) in respect of rent, $45,923 (March 31, 2006 – $25,548) in respect of exploration costs, and $217,941 (March 31, 2006 – $150,506) in respect of shared office expenses to Minco Gold.

d.

As disclosed in Note 5, the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by two common directors.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

7.

Geographical Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and liabilities and net loss is as follows:

	March 31,	December 31,
	2007	2006
Current Assets
Canada	$ 18,881,236	$ 20,505,205
China	65,585	58,540
	$ 18,946,821	$ 20,563,745

Long-term Assets
Canada	$ 38,856	$ 32,932
China	45,460	47,587
	$ 84,316	$ 80,519

Current Liabilities
Canada	$ 376,971	$ 1,038,394
China	440,273	786,332
	$ 817,244	$ 1,824,726

	Three months ended March 31, 2007	Three months ended March 31, 2006
Net Loss
Canada	$ (610,370)	$ (455,628)
China	(514,441)	(56,681)
	$ (1,124,811)	$ (512,309)

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MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

8.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $50,130, as follows:

2007	$ 14,826
2008	20,079
2009	5,732
2010	5,373
2011	4,120
130

(b)

The Company has committed $755,000 for drilling programs on the Fuwan Property.

9.

Financial Instruments

Fair value – The fair values of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying values due to the short-term nature of these financial instruments. Short-term investments are carried at the lower of cost or market value.

Foreign exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to short-term investments.

-  17 -

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

March 31, 2007

Unaudited- Prepared by Management

(Expressed in Canadian Dollars)

10.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  However, the formal Changkeng joint venture has not been established and the Changkeng Permit has yet to be acquired by the Changkeng JV. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) acquiring the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

(b)

There is some risk to the Company’s ownership in all of its mineral interests in China as it does not hold its interests directly. The Company, Minco China and Minco Gold have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Gold and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Gold agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

See Note 3 also.

.

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